Vivi Holdings, Inc.

951 Yamato Road, Suite 101

Boca Raton, Florida 33431

(561) 288-2300

May 30, 2019

Mr. Stephen Krikorian

Mr. Morgan Youngblood

Mr. Matthew Derby

Ms. Barbara Jacobs

U.S. Securities & Exchange Commission

Division of Corporate Finance

Office of Information Technologies

100 F Street NE

Washington, DC 20549

RE:      Vivi Holdings, Inc.

Form 10-12G

File No. 000-56009

Dear Mr. Krikorian, Mr. Youngblood, Mr. Derby and Ms. Jacobs:

Below are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated May 22, 2019 (the “Comment Letter”). The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Form 10-12G

Consolidated Financial Statements

Note 9. Stockholders' Equity, page 69

1.	Please explain in detail why you believe that the cash based transactions with the same shareholder are sufficient evidence to represent the most readily determinable fair value of your common stock. Tell us whether you obtained or performed contemporaneous or retrospective valuations in connection with determining the fair value of your common stock. That is, explain how you substantiated your enterprise value using this fair value. In addition, provide us with a detailed analysis of how you considered whether the goods or services received in the share-based payment transactions represent the most readily determinable fair value. Clarify the portion of your disclosure that indicates the shares were issued in exchange for open ended services that will be provided on an as if needed basis. Explain why the full amount was expensed immediately. In this regard, describe the terms of the arrangements with your employees and advisors including the number of hours required and pay rate per hour. Describe the nature of the services acquired and indicate when these services are to be performed to earn the share-based compensation.

Answer:

In considering the guidance in ASC 505 and ASC 718, the Company determined that the common stock transactions for cash represented the value which could “be most reliably measured”, based on the sales of common stock for cash to third parties being considered observable market transactions of the Company’s common stock. Based on this assessment, the Company did not perform contemporaneous or retrospective valuations in connection with determining the fair value of our common stock.

Many of the shares were issued in conjunction with the employees or consultants joining the Company. They were not tied to a specific service period or number of hours but rather in an effort to create some goodwill with the company as these employment or consultant relationships were beginning. Expense was recognized immediately related to the stock for services awards, as there was no future service period necessary for the recipient to receive or earn the shares, which all vested immediately.

The Company received different services from the award recipients depending on the employee or advisor and their role related to the Company. Grants to contractors were for services rendered in creating the Company’s digital platform, investor relations, fundraising and capital structure advisory services. The Company considered if the value of the services was more readily determinable than the value of the stock but concluded that the stock for cash sales were the most readily determinable value. As discussed above the service value or period was undefined in the arrangements. The Company considered prevailing rates for contractors to perform these services on a cash basis. However, in order to present a conservative estimate of the value of the consideration actually received by those contractors in the form of shares of common stock, the Company believed the noted valuation of the stock to be the more readily determinable fair value in these transactions.

The Company also performs intermittent calculations of its enterprise value and has determined the valuation of the Company as a whole substantiates the fair value used for the issuance of common stock.

2.	We note that you repurchased 200,000 common shares from your founder at $3.00 per share on September 19, 2018. We further note that you repurchased 346,036 shares of common stock for $470,300 during the period ended December 31, 2017. Please tell us how you considered these repurchase prices when determining the fair value of your common stock on the various repurchase dates.

Answer:

During the period ended December 31, 2017, the Company repurchased 346,036 shares of common stock in an agreement with a former director of the Company and two other individuals, who paid $1.07 at the initial stage of the Company before any other financing of the Company had taken place. This 2017 repurchase and the 200,00 common shares repurchased in 2018 from a founder were isolated transactions with related parties, and as such were not considered to be independent observable transactions for the purposes of determining the fair value of the common stock and were excluded from the Company’s analysis of the appropriate fair value determining of the stock issued for services.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact us.

Sincerely,

Lucas Sodre

President